May 12, 2008

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Geoffrey Kruczek

Re:                             CombiMatrix Corporation

Post-Effective Amendment to Form S-1 on Form S-3

SEC File No. 333-139679

Dear Mr. Kruczek:

On behalf of CombiMatrix Corporation, a Delaware corporation (the “Company” or “CombiMatrix”), we submit the following responses to the Division’s letter dated May 5, 2008 regarding the Company’s Post-Effective Amendment to Form S-1 on Form S-3 (File No. 333-139679). We have reproduced the comments from your letter and our response follows each comment.

1.                                      Regarding the numeric list in the “Background” section of your response letter:

•                  In the paragraph numbered (ii), you refer to a registration statement that was withdrawn.  Please tell us how you conducted an offering using that registration statement.

•                  In the paragraph numbered (iii), you indicate that you conducted an offering in December 2005 using a registration statement that was not filed until April 2006.  Please clarify how the offering was consistent with Section 5 of the Securities Act.

With regard to the “Background” section contained in our response letter dated April 28, 2008, we note the following:

•                  In the paragraph numbered (ii), the relevant shares and warrants were sold in a registered direct offering on September 15, 2005, according to a Form 8-K current report filed by Acacia on September 19, 2005. The offering was made using a registration statement on Form S-3, File No. 333-112885 (not File No. 333-128359, as previously identified in our April 28, 2008 response letter).  According to the related press release and subscription agreement, the relevant registration statement was declared effective by the Commission on March 17, 2004. We note that the prospectus supplement relating to the September 15, 2005 offering correctly identifies the date of the base prospectus (i.e., March 17, 2004), but incorrectly identifies the file number of the registration statement to which the prospectus supplement relates as 333-128359, rather than 333-112885. The Company does not believe that this typographical error is material because the correct March 17, 2004 base prospectus was delivered to investors who participated in the offering. See paragraph 7 of the Subscription Agreement files as Exhibit 10.2 to Acacia’s Form 8-K filed September 19, 2005 , which states that “[t]he Investor represents that it has received the Base Prospectus, dated March 17, 2004, which is a part of the Company’s Registration Statement, prior to or in connection with the receipt of this [Subscription] Agreement.” Further, a copy of the correct March 17, 2004 base prospectus was filed with, and appears immediately after, the prospectus supplement.

•                  The referenced offering was conducted in December 2006.

Explanatory Note

2.                                      We note your response to prior comment 2.  The comment letters noted in your response sought to ensure that you included a sufficient number of shares that you may be required to issue in connection with the transaction that was the subject of the registration statement: the issuance of your common stock in the split off.  The registration statement needed to include sufficient shares to issue in the split off in the event that warrants were exercised before the split off causing additional outstanding common to be redeemed in the split off; the registration statement does not appear to cover the warrant exercise itself.  Further, the registration statement appears to acknowledge on page 26 that the exercise of warrants is not the transaction that is registered on the registration statement by disclosing that shares underlying warrants must be the subject of a resale registration statement.  Therefore, we reissue the comment.

                                                We summarize a portion of the “Background” section contained in our response letter dated April 28, 2008, together with additional facts that the Company believes relevant to the analysis.

(i) In May 2003, Acacia sold shares of AR-CombiMatrix Common Stock and warrants to purchase up to 1,208,352 shares of AR-CombiMatrix Common Stock in a private placement. As a result of the split-off, these warrants now are exercisable for shares of CombiMatrix common stock (adjusted for the 1:10 split-off redemption ratio) at an exercise price of $27.50 per share. Warrants to purchase 28,341 shares at this price remain outstanding. These warrants have been out-of-the money since the split-off.

(ii) In September 2005, in a registered direct offering pursuant to a registration statement on Form S-3 (File No. 333-112885), Acacia sold shares of AR-CombiMatrix Common Stock and warrants to purchase up to 1,596,478 shares of AR-CombiMatrix Common Stock.  As a result of the split-off, these warrants now are exercisable for shares of CombiMatrix common stock (adjusted for the 1:10 split-off redemption ratio) at an exercise price of $24.50 per share. Warrants to purchase 159,648 shares at this price remain outstanding. These warrants have been out-of-the money since the split-off.

(iii) In December 2006, in a registered direct offering pursuant to a registration statement on Form S-3 (File No. 333-133529), Acacia sold shares of AR-CombiMatrix Common Stock and warrants to purchase up to 11,298,947 shares of AR-CombiMatrix Common Stock. As a result of the split-off, these warrants now are exercisable for shares of CombiMatrix common stock (adjusted for the 1:10 split-off redemption ratio) at an exercise price of $8.70 per share. Warrants to purchase 1,178,736 shares at this price remain outstanding. These warrants currently are in-the-money.

(iv) In May 2007, in a registered direct offering pursuant to a registration statement on Form S-3 (File No. 333-133529), Acacia sold shares of AR-CombiMatrix Common Stock and warrants to purchase up to 10,171,397 shares of AR-CombiMatrix Common Stock. As a result of the split-off, these warrants now are exercisable for shares of CombiMatrix common stock (adjusted for the 1:10 split-off redemption ratio) at an exercise price of $5.50 per share. Warrants to purchase 966,890 shares at this price remain outstanding. These warrants currently are in-the-money.

Only four warrants have been exercised since the August 2007 split-off from Acacia. All four of the warrants were originally issued in the May 2007 offering and were held by non-affiliates of the Company (who did not become affiliates as a result of the exercises). The exercises, all of which were on a cashless basis, occurred in March and April 2008.

Based upon these facts, and for the reasons set forth below, the Company believes that:

•                  The shares issued upon exercise of the four warrants in March and April 2008 were exempt from registration under Section 3(a)(9) of the Securities Act; and

•                  With respect to the remaining warrants that have not yet been exercised, although the Company technically may have been engaged since the split-off in an offering of its common stock to the warrant holders without an effective registration statement, none of these warrant holders has exercised its warrants to purchase the Company’s common stock. Consequently, an offer of rescission or payment of damages, given that no purchase or sale occurred, would be inappropriate under the circumstances. The Company intends to file a registration statement on Form S-3 in order to cover the future issuance of shares underlying the outstanding warrants listed in (ii), (iii) and (iv) above. Because the outstanding warrants listed in (i) above are out-of-the-money and expire in May 2008, the Company does not intend to file a resale registration statement in relation to the shares underlying those warrants.

The four warrants already exercised

Section 3(a)(9) includes the following as an exempt security: “Except with respect to a security exchanged in a case under title 11 of the United States Code, any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” In this case, the warrants were exercised on a cashless basis and, consequently, no commission or other remuneration was paid or given in connection with each of the four exchanges. Further, although the “its existing security holders” clause in Section 3(a)(9) generally has been interpreted by the Commission to require “that both the security issued and the security surrendered in the exchange be those of the same issuer,” that interpretation has not been applied by the Commission blindly in every case, without regard to the underlying facts. J. William Hicks, Exempted Transactions Under the Securities Act of 1933, §2:26. For example, the Commission previously has stated that:

The Section 3(a)(9) exemption is available for the issuance of securities to the holders of debt securities of another issuer if the obligation on such debt securities of the other issuer had previously been assumed by the issuer of the new securities. This position is taken because once the issuer has assumed the obligations on the debt securities the transaction becomes the exchange of that obligation for the new security of the issuer with its existing security holders.

Telephone Interpretation No. 23 (July 1997); see also Hicks at §2:36 (parent company may utilize Section 3(a)(9) for the issuance of its securities upon conversion of debt securities originally issued by a subsidiary that later dissolves if the parent company assumes all of the obligations and conditions of the subsidiary). Similarly, in response to a no action letter request by Weatherford International, Inc. and Weatherford International, Ltd., the Division allowed reliance on Section 3(a)(9) for the issuance of “Weatherford Bermuda” common shares upon conversion of “Weatherford Delaware” convertible debentures because: (i) the indentures and guarantee agreements pursuant to which Weatherford Bermuda assumed the obligations associated with Weatherford Delaware’s convertible debentures did not require either party to solicit (and the parties did not solicit) the consent of the holders; and (ii) no commission or other remuneration was paid or given in connection with the conversion of the convertible securities. Weatherford International, Inc. and Weatherford International, Ltd. No Action Letter (June 26, 2002). As noted by Weatherford’s counsel regarding the convertible debentures issued by Weatherford Delaware, “the holders of the Convertible Debentures properly have the same expectations, and for purposes of Section 3(a)(9) should be treated in the same manner, as would holders of securities of Weatherford Bermuda that are convertible into Weatherford Bermuda Common Shares.” Id.

In this case, Acacia had issued registered warrants to acquire shares of AR-CombiMatrix Common Stock, a stock that tracked only the business, assets and liabilities of its CombiMatrix Group subsidiary. This subsidiary (together with its aforementioned business, assets and liabilities) was split off in its entirety in August 2007 to become the present-day CombiMatrix

Corporation. As noted in the prospectus associated with the split-off, no stockholder or warrantholder approval was required or solicited in order to effect the split off. Further, the economic realities of the post-split-off CombiMatrix common stock were in all material ways identical to those of the pre-split-off AR-CombiMatrix Common Stock, as was evidenced by Acacia’s certificate of incorporation, which provided that dividend and liquidation rights of AR-CombiMatrix Common Stock were tied to the assets, liabilities, profits, losses and shares outstanding of the CombiMatrix Group subsidiary. See Acacia Certificate of Incorporation, Articles 2.1 and 2.2 (Exhibit 3.1 to Acacia Form 10-Q/A filed June 5, 2007). Consequently, the analysis of the current situation should be analogous to the authorities cited above because: (i) CombiMatrix Corporation effectively assumed all of the assets, liabilities and obligations of the CombiMatrix Group subsidiary, which, from a legal standpoint, no longer exists; (ii) a purchaser of warrants issued by Acacia to purchase AR-CombiMatrix Common Stock would have had the same expectations as a purchaser of warrants issued by the CombiMatrix Group subsidiary to purchase AR-CombiMatrix Common Stock; (iii) neither the split-off nor the assumptions by CombiMatrix of the obligations of the CombiMatrix Group subsidiary required stockholder or warrantholder approval; and (iv) no commission or other remuneration was paid or given in connection with the conversion of the warrants. For these reasons, the Company should be permitted to rely on Section 3(a)(9) for the issuance its common stock upon exercise of the four warrants in March and April 2008.

Warrants not yet exercised

The vast majority of warrants outstanding immediately before the August 2007 split-off have not been exercised. As a preliminary matter, in accordance with well-established practice, only shares issuable upon exercise of in-the-money warrants need be registered. See Telephone Interpretation No. 54 (July 1997). Here, the Division appears to argue that the Company has made an ongoing offer of its common stock to warrantholders since the split-off. Without agreeing with the Division’s position, the Company notes that even if a technical Section 5 violation exists as a result of an offer, those who have not yet exercised their warrants have not purchased the Company’s stock and, consequently, cannot establish a prima facie case under Sections 12(a)(1) or 12(a)(2) of the Securities Act. An offer of rescission or payment of damages to these investors would therefore be inappropriate. As noted earlier, however, the Company intends to file a registration statement on Form S-3 to cover issuance of shares of its common stock upon exercise of the outstanding warrants.

Prospectus Cover

3.                                      We note your response to prior comment 3 and we reissue that comment.  Please provide us with the analysis requested by that comment.  Also, it appears from the last paragraph of your “Background” section that you have previously offered and sold to warrantholders pursuant to your Form S-1 the shares underlying warrants.  Therefore, also include in your response an analysis of how such offers and sales were consistent with Securities Act Section 5.

                                                Please refer to our response to comment no. 2, above.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ DAVID C. WANG

David C. Wang

cc:	Dr. Amit Kumar, CombiMatrix
Scott Burell, CombiMatrix